Tara Minerals Corp.

2162 Acorn Court, Wheaton, Illinois, 60189 - Ph: 630-462-2079 / Fax 630-597-2508 / E-mail: taragoldresources@comcast.net

December 20, 2011

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Tara Minerals Corp.
Form 10-K
Filed April 15, 2011
File No. 333-143512

Dear Ms. Cvrkel:

On behalf of the Company, we are responding to your letter dated July 29, 2011 (the "Comment Letter") addressed to Ms. Lynda R. Keeton-Cardno, the Principal Financial Officer of the Company, with respect to the above referenced filing. Set forth below is the point raised in the Comment Letter and the response of the Company to the Comment Letter.

Form 10-K for the year ended December 31, 2010

Consolidated Balance Sheets

1.
We note from your response to our prior comment one that an independent valuation study was performed to support the carrying value of the concessions and not to determine what the mineral reserves are or what the potential future cash flow will be for each concession. However, we believe that since you have disclosed that the mines are not in full production and you have not determined what mineral reserves are on the property, you are considered to be in the development and exploration phase and any costs to develop and explore the mining properties should be expensed rather than capitalized as “mining concessions.” If any of the costs capitalized as “mining concessions” relate to proven and declared reserves, please explain to us the nature of those costs and how you are currently accounting for them. Otherwise, we believe that the mining reserves asset should be written off as of December 31, 2010. Please revise accordingly.

Management Response:

We agree with the Commission and as such have always expensed all development and exploration toward mining concessions to the income statement under Exploration Expenses.  Additionally, we have expensed any related technical data for all properties as research and development, also part of Exploration Expenses.

Accounting policy disclosure from the Company’s Form 10-K and which is followed:

Exploration expenses

Exploration costs not directly associated with proven reserves on our mining concessions are charged to operations as incurred.

Purchase of Technical Data

Technical data, including engineering reports, maps, assessment reports, exploration samples certificates, surveys, environmental studies and other miscellaneous information, may be purchased for our mining concessions. When purchased for concessions without proven reserves the cost is considered research and development pertaining to a developing mine and in accordance with the Research and Development (R&D) Topic - of the FASB ASC is expensed when incurred.

In addition to the above, we have followed the “successful efforts” accounting guidance of the AICPA in the Oil and Gas Producing Industry, which we believe is analogous to the Mineral Extraction Industry.   The only amounts capitalized in the mining concession caption on our balance sheet are the acquisition costs of the mining rights assets, which are purchased and not leased.  No development or exploration expenses associated with these properties are capitalized.  Additionally, we subject these assets to yearly impairment tests as required by this guidance and as discussed in our first response relating to this subject with the Commission.

Note 4. Income Taxes, page 35

2.
We note from your response to our prior comment two that your belief that it is more likely than not that the deferred tax asset will be fully utilized in profitable years is based on the 2011 decision by management to focus on engaging in joint ventures at the Tara Minerals level. However, we do not believe that your explanation provides substantive evidence, as of December 31, 2010, that indicates you will generate a material amount of revenues and net earnings in the upcoming period. Please revise to include a valuation allowance against this deferred tax asset as appropriate, or alternatively provide us more detail as to why you believe it is more likely than not that your deferred tax assets will be realized given the Company’s lack of material revenues and your history of operating losses.

Management Response:

To further our explanation of our treatment of the Tara Minerals deferred tax asset.  Not only has the Company under its parent experienced the full use of historical tax assets, as noted in our prior communication, management has decided to revert back to a joint venture model.  In February 2011, Tara Minerals announced it signed a letter of intent to joint venture its Picacho property; and in August 2011, Tara Minerals entered into an agreement with Carnegie Mining and Exploration, Inc. which provides Carnegie with the option to earn up to a 50% interest in the Company’s Don Roman project and all of the Company’s iron ore projects located in Mexico, including the Company’s Tania Iron Ore project.  At December 31, 2010, when estimating the activity for 2011, these items were planned for in the refocused effort to enter back into the joint venture model.  We critically reviewed the nature of the joint venture model, the management effort and personnel needed to execute the plan, knowing that our parent Company, Tara Gold, who is controlled by the same group of executives as Tara Minerals, recognized gains on the deconsolidation of joint ventures (approximately $8,661,000) and gains on dissolution of joint ventures (approximately $3,112,000) inception to date as of December 31, 2010.  This analysis and information disclosed above lead management to the conclusions disclosed in the financial statement footnotes and the recognition of the deferred tax asset (after recording a 50% valuation allowance to be as conservative as possible with management’s estimate of the realization of the deferred tax asset) at December 31, 2010 for Tara Minerals.

Additionally, we critically review our deferred tax asset each quarter.  As of September 30, 2011, upon the finalization and filing of the Tara Minerals U.S. federal tax return, management decreased the deferred tax asset’s realization reserve based on current facts, future outlook and market circumstances.  As always, management reserves the right to sell any of these properties should the opportunity arise.  The sale of any one of these properties would create a sufficient gain to realize the entire deferred tax asset.  Therefore management believes that the deferred tax asset, as currently stated, is realizable.  As we close 2011, we will once again analyze the valuation of this asset.

On behalf of Tara Minerals Corp., in connection with the Company’s response to the Staff’s comment letter, the Company hereby confirms:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lynda R. Keeton-Cardno, CPA
Principal Financial and Accounting Officer